Cantor Select Portfolios Trust

110 E. 59th Street,

New York, NY 10022

April 27, 2022

VIA EDGAR

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re: Cantor Select Portfolios Trust, File No. 333-264440

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Cantor Select Portfolio Trust (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the Delaware Growth Equity Fund, a series of Delaware Group Equity Funds IV (the “Acquired Fund”), into the Cantor Growth Equity Fund, as series of the Trust (the “Acquiring Fund”), in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 22, 2022, pursuant to Rule 488 under the Securities Act (Accession Number 0001580642-22-002201).

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in Boca Raton, Florida, on the 27th day of April, 2022.

No fees are required in connection with this filing. If you have any questions concerning this filing, please contact Tanya Boyle at 214-665-3685.

Sincerely,

Very truly yours,

/s/Nils Horning

Nils Horning, Asst. Secretary